Filed by Hawthorne Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the
Securities and Exchange Act of 1934, as amended

Subject Company: Hawthorne Financial Corporation
Commission File Number: 0-1100

This filing relates to a proposed merger between Commercial Capital Bancorp, Inc. and Hawthorne Financial Corporation pursuant to the terms of an Agreement and Plan of Merger, dated as of January 27, 2004.

The following is a copy of a letter recently sent by Hawthorne Financial Corporation to mortgage brokers.

Dear                 ,

We are pleased to announce that Hawthorne Financial Corporation has signed a Definitive Agreement to merge with Commercial Capital Bancorp, Inc. Commercial Capital Bancorp, Inc. is a diversified financial services company that provides a variety of lending and deposit products and services. It is the 4th largest multifamily lender in California. Commercial Capital Bancorp, Inc., like Hawthorne Savings, prides itself in providing outstanding customer service. The combined force of these two institutions brings even greater financial strength and a wider array of products and services to you, our valued customer.

The merger will result in a strong balance sheet and a diversified loan portfolio funded primarily by a solid retail deposit franchise. Upon completion, the combined assets will be over $4.5 billion, making the new organization the 4th largest thrift in Southern California, with 19 full service branch offices and 10 lending offices.

We anticipate that the merger will be complete in the summer of 2004. The Income Property Group, located in Tustin, continues to handle all of your income property permanent loans.

I will continue to manage the department and you will continue to work with the same processors, funders, underwriters and relationship managers you’ve worked with for years. We are every excited about this merger and the opportunities that it presents not only for our employees, but most importantly for you, our valued customer. You can continue to expect the extreme service levels you’ve always received at Hawthorne Savings. We remain committed to the wholesale community as a leader in income property lending.

If you have any questions, please don’t hesitate to contact me at (800) 660-0585, Ext. 214. We thank you for your business, and we look forward to meeting your ongoing financial needs as the newly merged company.

Sincerely,

Frank Moser
Senior Vice President
Income Property Group Manager

This letter may be deemed to be solicitation material with respect to the proposed acquisition of Hawthorne and the issuance of shares of common stock by CCBI pursuant to the merger. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. The registration statement will contain a joint proxy statement/prospectus to be distributed to the respective shareholders of CCBI and Hawthorne in connection with their vote on the merger. SHAREHOLDERS OF CCBI AND OF HAWTHORNE ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of CCBI and shareholders of Hawthorne. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by CCBI by contacting Investor Relations, Commercial Capital Bancorp, Inc., One Venture, 3rd Floor Irvine, CA 92618, telephone: 949-585-7500 or by visiting CCBI’s website at www.commercialcapital.com, or from Hawthorne by contacting Investor Relations, Hawthorne Financial Corporation, 2381 Rosecrans Avenue, El Segundo, CA 90245, telephone: 310-725-5631 or by visiting Hawthorne’s website at www.hawthornesavings.com.

CCBI, Hawthorne and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding CCBI’s directors and executive officers is available in CCBI’s proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on April 4, 2003, and information regarding Hawthorne’s directors and executive officers is available in Hawthorne’s proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on April 11, 2003. Additional information regarding the interests of such potential participants (including the addition of three Hawthorne Board of Directors’ members to the Board of Directors of CCBI following the merger) will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.